

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Maggie Yuen
Chief Financial Officer
Penumbra, Inc.
One Penumbra Place
Alameda, CA 94502

      Re: Penumbra, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-37557

Dear Maggie Yuen:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Industrial Applications and Services